Exhibit 99.02

CURATIVE BIOTECHNOLOGY, INC.

COMPENSATION COMMITTEE CHARTER

(As adopted on August 6, 2022)

Purpose

The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Curative Biotechnology, Inc. (the “Company”) is to assist the Board in the discharge of its responsibilities relating to: (a) the compensation of the Company’s directors and officers; and (b) oversight of the Company’s compensation plans and compensation philosophy.

Membership

The Committee shall consist of at least two members of the Board, each of whom satisfies applicable independence requirements of the NYSE American LLC (the “Listing Standards”), except as permitted by the Listing Standards.

Committee members, including the chairperson of the Committee (“Chair”), shall be appointed from time to time by the Board upon recommendation of the Nominating and Corporate Governance Committee of the Board. Members shall serve at the pleasure of the Board, or until their successors are elected and take office.

Meetings and Procedures

The Chair (or in his or her absence, a member designated by the Chair or the remaining members of the Committee) shall preside at each Committee meeting and set the agendas for Committee meetings. The Committee may establish its own rules and procedures for notice and conduct of its meetings.

The presence of a majority of the Committee’s members at a meeting shall constitute a quorum. Committee members may participate in a meeting, and be deemed present at the meeting, through use of conference telephone or similar communications equipment in a manner consistent with the Company’s bylaws. Actions of the Committee may be taken: (a) by approval by at least a majority of the Committee members present at a meeting at which a quorum is present; or (b) without a meeting if all members of the Committee individually or collectively consent in writing to such action.

The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board. The Chair, or in the Chair’s absence, another Committee member, shall report to the full Board from time to time on Committee activities, findings, and recommendations.

Powers and Responsibilities

In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities that the Board delegates to the Committee from time to time. Notwithstanding anything to the contrary in this Charter, the Committee may not take action or approve matters that are prohibited by applicable law and the Listing Standards or that are inconsistent with the Company’s bylaws or articles of incorporation.

Executive Compensation

The Committee shall review and approve the corporate goals and objectives with respect to the compensation of the Chief Executive Officer (the “CEO”). The Committee shall evaluate the CEO’s performance in light of these goals and objectives and, based on this evaluation (either alone or, if directed by the Board, in conjunction with a majority of the independent directors of the Board), shall set the CEO’s compensation. The Committee shall oversee the evaluation of the performance of the officers other than the CEO and set or make recommendations to the Board regarding the compensation of officers other than the CEO.

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Board Compensation

The Committee shall periodically review and, as it deems advisable, recommend to the Board changes in Board compensation, including the amount and form of compensation for services as Board chair, Board committee chair, and Board committee member.

Incentive and Equity Compensation; Other Employee Compensation and Benefit Plans

The Committee shall review and approve or make recommendations to the Board regarding the Company’s: (a) incentive compensation and equity-based plans and arrangements; and (b) other material compensation and employee benefits plans and arrangements.

Compensation Discussion and Analysis

If the Company includes a “Compensation Discussion and Analysis” (“CD&A”) in the Company’s Annual Report on Form 10-K or a proxy statement, the Committee shall review and discuss the CD&A with the Company’s management and recommend to the Board the CD&A to be included in the appropriate filing.

Compensation Committee Report

If required, the Committee shall provide a compensation committee report to shareholders in the Company’s Annual Report on Form 10-K or proxy statement.

Risk Assessment

At least annually, the Committee shall review the relationship between the Company’s compensation policies and practices and corporate risk exposure to confirm the policies and practices do not incentivize excessive risk-taking by the Company’s employees.

Review of this Charter

At least annually, the Committee shall review and reassess this Charter and recommended proposed changes, if any, to the Board for its consideration.

Delegation of Duties

The Committee may delegate any responsibilities to a subcommittee of the Committee comprised of at least two members. The Committee may delegate authority to any officer to grant awards under the Company’s equity incentive plans to employees who are not directors or officers.

Advisors

The Committee may retain or obtain the advice of compensation consultants, legal counsel, executive search firms, and such other advisors (“Advisors”) as it deems necessary or appropriate to assist the Committee in carrying out its responsibilities and functions. The Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any Advisor retained by the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any Advisor retained by the Committee and related expenses approved by the Committee.

Before selecting or receiving advice from an Advisor, the Committee shall conduct an independence assessment of such Advisor, taking into consideration all relevant factors. After considering the applicable independence factors, the Committee may select or receive advice from any Advisor, including Advisors that are not independent.

With regard to any compensation consultant identified in response to Item 407(e)(3)(iii) of Regulation S-K, the Committee shall assess whether the work of such compensation consultant has raised any conflict of interest, taking into consideration all relevant factors, including the factors listed in Rule 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934, as amended.

The Committee shall conduct the Advisor conflict of interest and independence assessments at least annually.

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